EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2015

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Sales	6,992	7,338	9,864	10,417
Cost of product sold	5,284	5,739	7,572	8,262

Gross profit	1,708	1,599	2,292	2,155
Expenses
Selling	585	609	1,015	1,053
General and administrative	66	82	133	151
Share-based payments	6	(16)	51	15
Earnings from associates and joint ventures	(1)	(13)	(1)	(14)
Other expenses (income) (note 3)	26	42	(7)	2

Earnings before finance costs and income taxes	1,026	895	1,101	948
Finance costs related to long-term debt	50	9	87	28
Other finance costs	18	18	37	35

Earnings before income taxes	958	868	977	885
Income taxes	283	243	288	248

Net earnings from continuing operations	675	625	689	637
Net loss from discontinued operations	—	(9)	—	(18)

Net earnings	675	616	689	619

Attributable to:
Equity holders of Agrium	674	615	686	617
Non-controlling interest	1	1	3	2

Net earnings	675	616	689	619

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	4.71	4.34	4.78	4.42
Basic and diluted loss per share from discontinued operations	—	(0.06)	—	(0.13)

Basic and diluted earnings per share	4.71	4.28	4.78	4.29

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Net earnings	675	616	689	619
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(4)	(4)	(20)	(4)
Deferred income taxes on changes in fair value	1	1	5	1
Share of comprehensive income (loss) of associates and joint ventures	—	1	(5)	2
Foreign currency translation
Gains (losses)	57	102	(238)	(4)
Reclassifications to earnings	1	—	1	—

	55	100	(257)	(5)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	—	(20)	—	(20)
Deferred income taxes	1	6	1	6

	1	(14)	1	(14)

Other comprehensive income (loss)	56	86	(256)	(19)

Comprehensive income	731	702	433	600

Attributable to:
Equity holders of Agrium	730	701	431	598
Non-controlling interest	1	1	2	2

Comprehensive income	731	702	433	600

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	647	759	848
Accounts receivable	3,556	3,542	2,075
Income taxes receivable	3	4	138
Inventories	2,868	3,097	3,505
Prepaid expenses and deposits	119	157	710
Other current assets	138	124	122
Assets held for sale	—	210	—

	7,331	7,893	7,398
Property, plant and equipment (note 7)	6,506	5,788	6,272
Intangibles	669	712	695
Goodwill	2,004	1,970	2,014
Investments in associates and joint ventures	603	627	576
Other assets	68	95	78
Deferred income tax assets	65	75	75

	17,246	17,160	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	681	1,202	1,527
Accounts payable	4,038	4,263	4,197
Income taxes payable	110	179	5
Current portion of long-term debt	1	54	11
Current portion of other provisions	88	116	113
Liabilities held for sale	—	55	—

	4,918	5,869	5,853
Long-term debt (note 5)	4,533	3,060	3,559
Post-employment benefits	146	157	151
Other provisions	329	416	367
Other liabilities	81	37	69
Deferred income tax liabilities	446	441	422

	10,453	9,980	10,421

Shareholders’ equity
Share capital	1,812	1,821	1,821
Retained earnings	5,864	5,632	5,502
Accumulated other comprehensive loss	(891)	(276)	(643)

Equity holders of Agrium	6,785	7,177	6,680
Non-controlling interest	8	3	7

Total equity	6,793	7,180	6,687

	17,246	17,160	17,108

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating
Net earnings from continuing operations	675	625	689	637
Adjustments for
Depreciation and amortization	119	142	230	269
Earnings from associates and joint ventures	(1)	(13)	(1)	(14)
Share-based payments	6	(16)	51	15
Unrealized (gain) loss on derivative financial instruments	(13)	9	13	(5)
Unrealized foreign exchange gain	(51)	(17)	(10)	(19)
Interest income	(16)	(19)	(33)	(30)
Finance costs	68	27	124	63
Income taxes	283	243	288	248
Other	6	15	(19)	27
Interest received	16	19	33	31
Interest paid	(48)	(21)	(90)	(53)
Income taxes (paid) received	(7)	(32)	11	(68)
Dividends from associates and joint ventures	1	6	2	7
Net changes in non-cash working capital	(947)	(931)	(492)	(310)

Cash provided by operating activities	91	37	796	798

Investing
Acquisitions, net of cash acquired	(24)	(2)	(84)	(18)
Capital expenditures	(341)	(543)	(740)	(1,002)
Capitalized borrowing costs	(8)	(30)	(23)	(53)
Purchase of investments	(43)	(39)	(85)	(65)
Proceeds from sale of investments	27	32	45	44
Proceeds from sale of property, plant and equipment	4	—	54	—
Other	6	19	11	(3)
Net changes in non-cash working capital	(74)	10	(92)	61

Cash used in investing activities	(453)	(553)	(914)	(1,036)

Financing
Short-term debt	422	793	(738)	444
Long-term debt issued	—	—	1,000	—
Transaction costs on long-term debt	—	—	(14)	—
Repayment of long-term debt	(2)	(5)	(15)	(15)
Dividends paid	(114)	(108)	(223)	(216)
Shares issued	—	1	1	1
Shares repurchased	(100)	—	(100)	—

Cash provided by (used in) financing activities	206	681	(89)	214

Effect of exchange rate changes on cash and cash equivalents	23	(16)	6	(19)

(Decrease) increase in cash and cash equivalents from continuing operations	(133)	149	(201)	(43)
Cash and cash equivalents provided by discontinued operations	—	18	—	1
Cash and cash equivalents – beginning of period	780	592	848	801

Cash and cash equivalents – end of period	647	759	647	759

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions				Comprehensive	Available
	of			Cash	loss of	for sale	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	financial	currency		holders of	controlling	Total
	shares	capital	earnings	hedges	joint ventures	instruments	translation	Total	Agrium	interest	equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	617	—	—	—	—	—	617	2	619
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(3)	2	—	(4)	(5)	(5)	—	(5)

Comprehensive income (loss), net of tax	—	—	603	(3)	2	—	(4)	(5)	598	2	600
Dividends	—	—	(216)	—	—	—	—	—	(216)	—	(216)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

June 30, 2014	144	1,821	5,632	(3)	(5)	—	(268)	(276)	7,177	3	7,180

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	686	—	—	—	—	—	686	3	689
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	—	1	—	1
Other	—	—	—	(15)	(5)	—	(236)	(256)	(256)	(1)	(257)

Comprehensive income (loss), net of tax	—	—	687	(15)	(5)	—	(236)	(256)	431	2	433
Dividends	—	—	(237)	—	—	—	—	—	(237)	—	(237)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Shares repurchased	(1)	(12)	(88)	—	—	—	—	—	(100)	—	(100)
Share-based payment transactions	—	3	—	—	—	—	—	—	3	—	3
Reclassification of cash flow hedges	—	—	—	8	—	—	—	8	8	—	8

June 30, 2015	143	1,812	5,864	(34)	(16)	—	(841)	(891)	6,785	8	6,793

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Mining and production facilities in Alberta and Idaho; and

•	Other: Marketing nutrient-based products from other suppliers in North and South America and Europe, and producing blended crop nutrients and ESN® (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 5, 2015. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2014 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of the accounting changes described in note 8 to our interim financial statements for the six months ended June 30, 2015.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended June 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	6,144	848	—	6,992	6,392	946	—	7,338
- inter-segment	16	326	(342)	—	5	266	(271)	—

Total sales	6,160	1,174	(342)	6,992	6,397	1,212	(271)	7,338
Cost of product sold	4,896	765	(377)	5,284	5,048	985	(294)	5,739

Gross profit	1,264	409	35	1,708	1,349	227	23	1,599

Gross profit (%)	21	35		24	21	19		22

Expenses
Selling	580	9	(4)	585	603	10	(4)	609
General and administrative	32	6	28	66	35	13	34	82
Share-based payments	—	—	6	6	—	—	(16)	(16)
(Earnings) loss from associates and joint ventures	(3)	—	2	(1)	(4)	(10)	1	(13)
Other expenses	8	14	4	26	1	23	18	42

Earnings (loss) before finance costs and income taxes	647	380	(1)	1,026	714	191	(10)	895
Finance costs	—	—	68	68	—	—	27	27

Earnings (loss) before income taxes	647	380	(69)	958	714	191	(37)	868
Depreciation and amortization	66	49	4	119	77	61	4	142
Finance costs	—	—	68	68	—	—	27	27

EBITDA (2)	713	429	3	1,145	791	252	(6)	1,037
Share of joint ventures
Finance costs and income taxes	—	4	—	4	—	8	—	8
Depreciation and amortization	—	5	—	5	—	3	—	3

Adjusted EBITDA	713	438	3	1,154	791	263	(6)	1,048

(1)	Includes inter-segment eliminations.
(2)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Six months ended June 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	8,404	1,460	—	9,864	8,619	1,798	—	10,417
- inter-segment	19	581	(600)	—	10	475	(485)	—

Total sales	8,423	2,041	(600)	9,864	8,629	2,273	(485)	10,417
Cost of product sold	6,788	1,398	(614)	7,572	6,893	1,875	(506)	8,262

Gross profit	1,635	643	14	2,292	1,736	398	21	2,155

Gross profit (%)	19	32		23	20	18		21

Expenses
Selling	1,003	20	(8)	1,015	1,039	21	(7)	1,053
General and administrative	58	16	59	133	63	23	65	151
Share-based payments	—	—	51	51	—	—	15	15
(Earnings) loss from associates and joint ventures	(4)	3	—	(1)	(5)	(10)	1	(14)
Other (income) expenses	(4)	(8)	5	(7)	(20)	(5)	27	2

Earnings (loss) before finance costs and income taxes	582	612	(93)	1,101	659	369	(80)	948
Finance costs	—	—	124	124	—	—	63	63

Earnings (loss) before income taxes	582	612	(217)	977	659	369	(143)	885
Depreciation and amortization	123	99	8	230	149	114	6	269
Finance costs	—	—	124	124	—	—	63	63

EBITDA (2)	705	711	(85)	1,331	808	483	(74)	1,217
Share of joint ventures
Finance costs and income taxes	—	5	—	5	—	12	—	12
Depreciation and amortization	—	8	—	8	—	5	—	5

Adjusted EBITDA	705	724	(85)	1,344	808	500	(74)	1,234

(1)	Includes inter-segment eliminations.
(2)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended June 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	5,405	739	6,144	5,508	884	6,392
- inter-segment	16	—	16	5	—	5

Total sales	5,421	739	6,160	5,513	884	6,397
Cost of product sold	4,286	610	4,896	4,313	735	5,048

Gross profit	1,135	129	1,264	1,200	149	1,349
Expenses
Selling	489	91	580	502	101	603
General and administrative	23	9	32	23	12	35
Earnings from associates and joint ventures	(2)	(1)	(3)	(3)	(1)	(4)
Other expenses (income)	15	(7)	8	5	(4)	1

Earnings before income taxes	610	37	647	673	41	714
Depreciation and amortization	57	9	66	69	8	77

EBITDA	667	46	713	742	49	791
Adjusted EBITDA	667	46	713	742	49	791

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Six months ended June 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	7,178	1,226	8,404	7,224	1,395	8,619
- inter-segment	19	—	19	10	—	10

Total sales	7,197	1,226	8,423	7,234	1,395	8,629
Cost of product sold	5,789	999	6,788	5,751	1,142	6,893

Gross profit	1,408	227	1,635	1,483	253	1,736
Expenses
Selling	834	169	1,003	851	188	1,039
General and administrative	40	18	58	40	23	63
Earnings from associates and joint ventures	(3)	(1)	(4)	(3)	(2)	(5)
Other expenses (income)	12	(16)	(4)	4	(24)	(20)

Earnings before income taxes	525	57	582	591	68	659
Depreciation and amortization	109	14	123	132	17	149

EBITDA	634	71	705	723	85	808
Adjusted EBITDA	634	71	705	723	85	808

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended June 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	415	112	118	203	848	301	123	110	412	946
- inter-segment	138	54	74	60	326	120	52	51	43	266

Total sales	553	166	192	263	1,174	421	175	161	455	1,212
Cost of product sold	283	98	163	221	765	320	103	155	407	985

Gross profit	270	68	29	42	409	101	72	6	48	227
Expenses
Selling	4	2	1	2	9	3	2	2	3	10
General and administrative	2	1	1	2	6	4	3	3	3	13
Earnings from associates and joint ventures	—	—	—	—	—	—	—	—	(10)	(10)
Other expenses (income)	8	6	1	(1)	14	9	5	10	(1)	23

Earnings (loss) before income taxes	256	59	26	39	380	85	62	(9)	53	191
Depreciation and amortization	20	13	11	5	49	22	18	13	8	61

EBITDA	276	72	37	44	429	107	80	4	61	252
Share of joint ventures
Finance costs and income taxes	4	—	—	—	4	8	—	—	—	8
Depreciation and amortization	5	—	—	—	5	3	—	—	—	3

Adjusted EBITDA	285	72	37	44	438	118	80	4	61	263

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Six months ended June 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	633	137	228	462	1,460	556	206	222	814	1,798
- inter-segment	235	96	145	105	581	201	97	106	71	475

Total sales	868	233	373	567	2,041	757	303	328	885	2,273
Cost of product sold	455	158	299	486	1,398	566	185	320	804	1,875

Gross profit	413	75	74	81	643	191	118	8	81	398
Expenses
Selling	8	3	2	7	20	6	4	3	8	21
General and administrative	5	3	3	5	16	6	5	5	7	23
Loss (earnings) from associates and joint ventures	—	—	—	3	3	—	—	—	(10)	(10)
Other expense (income)	6	11	13	(38)	(8)	(24)	11	9	(1)	(5)

Earnings (loss) before income taxes	394	58	56	104	612	203	98	(9)	77	369
Depreciation and amortization	38	27	24	10	99	42	31	26	15	114

EBITDA	432	85	80	114	711	245	129	17	92	483
Share of joint ventures
Finance costs and income taxes	5	—	—	—	5	12	—	—	—	12
Depreciation and amortization	8	—	—	—	8	5	—	—	—	5

Adjusted EBITDA	445	85	80	114	724	262	129	17	92	500

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended June 30,						Six months ended June 30,
	2015			2014			2015			2014
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	2,608	2,154	454	2,708	2,203	505	3,519	2,939	580	3,604	2,971	633
Crop protection products	2,169	1,712	457	2,199	1,742	457	2,962	2,397	565	2,929	2,367	562
Seed	982	818	164	1,038	842	196	1,290	1,086	204	1,336	1,094	242
Merchandise	174	147	27	218	194	24	316	269	47	404	356	48
Services and other	227	65	162	234	67	167	336	97	239	356	105	251

	6,160	4,896	1,264	6,397	5,048	1,349	8,423	6,788	1,635	8,629	6,893	1,736

Wholesale
Nitrogen	553	283	270	421	320	101	868	455	413	757	566	191
Potash	166	98	68	175	103	72	233	158	75	303	185	118
Phosphate	192	163	29	161	155	6	373	299	74	328	320	8
Product purchased for resale	104	103	1	285	273	12	296	288	8	579	563	16
Ammonium sulfate, ESN and other	159	118	41	170	134	36	271	198	73	306	241	65

	1,174	765	409	1,212	985	227	2,041	1,398	643	2,273	1,875	398

Other inter-segment eliminations	(342)	(377)	35	(271)	(294)	23	(600)	(614)	14	(485)	(506)	21

Total	6,992	5,284	1,708	7,338	5,739	1,599	9,864	7,572	2,292	10,417	8,262	2,155

Wholesale share of joint ventures
Nitrogen	45	39	6	49	35	14	66	61	5	76	53	23
Product purchased for resale	12	12	—	17	16	1	38	37	1	38	36	2

	57	51	6	66	51	15	104	98	6	114	89	25

Total Wholesale including proportionate share in joint ventures	1,231	816	415	1,278	1,036	242	2,145	1,496	649	2,387	1,964	423

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended June 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	4,144	550	446	104	4,161	558	443	115
International	722	454	421	33	758	512	475	37

Total crop nutrients	4,866	536	443	93	4,919	551	448	103

Wholesale
Nitrogen
North America
Ammonia	441	584			323	577
Urea	471	419			243	474
Other	311	313			340	351

Total nitrogen	1,223	451	231	220	906	464	353	111

Potash
North America	334	371			372	358
International	175	243			194	218

Total potash	509	327	193	134	566	310	182	128

Phosphate	290	665	563	102	268	598	576	22
Product purchased for resale	282	369	367	2	683	418	400	18
Ammonium sulfate	96	386	164	222	106	360	169	191
ESN and other	244				251

Total Wholesale	2,644	444	289	155	2,780	436	354	82

Wholesale share of joint ventures
Nitrogen	114	395	338	57	124	399	290	109
Product purchased for resale	32	351	341	10	88	193	175	18

	146	386	339	47	212	313	242	71

Total Wholesale including proportionate share in joint ventures	2,790	441	292	149	2,992	427	346	81

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Six months ended June 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	5,579	540	442	98	5,561	544	438	106
International	1,174	431	400	31	1,184	491	455	36

Total crop nutrients	6,753	521	435	86	6,745	534	440	94

Wholesale
Nitrogen
North America
Ammonia	616	569			502	549
Urea	819	420			625	454
Other	549	316			571	346

Total nitrogen	1,984	437	229	208	1,698	446	334	112

Potash
North America	483	378			664	351
International	211	240			330	213

Total potash	694	336	228	108	994	305	186	119

Phosphate	572	652	522	130	576	569	555	14
Product purchased for resale	830	356	347	9	1,488	389	378	11
Ammonium sulfate	178	362	150	212	198	335	171	164
ESN and other	420				462

Total Wholesale	4,678	436	299	137	5,416	420	347	73

Wholesale share of joint ventures
Nitrogen	166	399	367	32	186	410	287	123
Product purchased for resale	117	321	309	12	152	250	236	14

	283	367	343	24	338	338	264	74

Total Wholesale including proportionate share in joint ventures	4,961	432	301	131	5,754	415	342	73

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Expenses

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	1	(2)	—	(37)
Interest income	(16)	(19)	(33)	(30)
Gain on sale of assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	—	22	9	20
Bad debt expense	25	25	32	30
Potash profit and capital tax	5	3	10	6
Other	11	13	13	13

	26	42	(7)	2

4.	Earnings per Share

	Three months ended		Six months ended
Attributable to equity holders of Agrium	June 30,		June 30,
	2015	2014	2015	2014
Numerator
Net earnings from continuing operations	674	624	686	635
Net loss from discontinued operations	—	(9)	—	(18)

Net earnings	674	615	686	617

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	143	144	143	144

5.	Debt

	Maturity	Rate (%) (1)	June 30, 2015	December 31, 2014
Short-term debt
Commercial paper	2015	0.52	535	1,117
Credit facilities		4.43	146	410

			681	1,527

(1)	Weighted average rates at June 30, 2015.

Debentures issued during the three months ended March 31, 2015
Maturity	Rate (%)	Principal
March 15, 2025	3.375	550
March 15, 2035	4.125	450

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Financial Instruments

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	June 30,				December 31,
	2015				2014
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (1)	(liabilities)	Notional	Maturities	price (1)	(liabilities)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(10)

				—				(11)

Designated as hedges
AECO swaps	90	2015 – 2018	2.96	(43)	69	2015 – 2018	3.32	(25)

				(43)				(25)

(1) USD per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2015	2016	2017	2018
Designated as hedges	(3)	(16)	(13)	(11)

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2015	2014
A $10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	1.18	0.19

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018

Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)
Forecasted average monthly natural gas consumption (millions of MMBtu)	8	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	37	25	25	17

(1) Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a hedge ratio of 1:1. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas forward contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	June 30,			December 31,
	2015			2014
			Fair value			Fair value
			of assets			of assets
Sell/Buy	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)
Not designated as hedges
Forwards
USD/CAD	55	2015	—	—	—	—
CAD/USD	1,083	2015	11	1,675	2015	31
USD/AUD	4	2015	—	33	2015	(3)
Swaps
USD/AUD	12	2015	—	26	2015	(1)
AUD/USD	8	2015	—	21	2015	2
Options
USD/CAD - buy USD puts	155	2015	1	—	—	—
USD/CAD - sell USD calls (1)	155	2015	(1)	—	—	—

			11			29

(1) Includes 75M notional of enhanced collars.

	June 30,			December 31,
	2015			2014
Financial instruments measured at fair value on a recurring basis	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	647	647	—	848	848
Accounts receivable – derivatives	—	12	12	—	33	33
Other current financial assets – marketable securities	20	113	133	20	70	90
Accounts payable – derivatives	—	12	12	—	18	18
Other financial liabilities – derivatives	—	32	32	—	22	22

Other financial instruments
Current portion of long-term debt
Floating rate debt – amortized cost	—	1	1	—	11	11
Long-term debt
Debentures – amortized cost	—	4,640	4,468	—	3,879	3,483
Fixed and floating rate debt – amortized cost	—	65	65	—	76	76

There have been no transfers between Level 1 and Level 2 fair value measurements in the six months ended June 30, 2015 or June 30, 2014. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

At the end of 2014, we completed a major turnaround to tie in the expansion project at our Vanscoy potash facility and the assets related to the expansion project became available for use in 2015. During the six months ended June 30, 2015 we transferred $2.6-billion related to the Vanscoy expansion project from assets under construction to buildings and improvements, and machinery and equipment.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

During the six months ended June 30, 2015, we added $192-million to assets under construction related to the expansion project at our Borger Nitrogen facility.

Dividends

June 30,
2015
Declared			Paid to
Effective	Per share	Total	Shareholders	Total
December 11, 2014	0.78	112	January 21, 2015	109
February 24, 2015	0.78	112	April 16, 2015	114
May 5, 2015	0.875	125	July 16, 2015	N/A

In May 2015, our Board of Directors approved an increase to our dividend to $3.50 U.S. per common share on an annualized basis.

Normal course issuer bid

In January 2015, the Toronto Stock Exchange accepted our Normal Course Issuer Bid (“NCIB”). Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until January 25, 2016. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. During the six months ended June 30, 2015, we purchased 952,053 shares at an average share price of $104.99 for total consideration of $100-million.

8.	Recent Accounting Pronouncements

The International Accounting Standards Board deferred the effective date of IFRS 15 Revenue from Contracts with Customers by one year. Accordingly, Agrium expects to apply IFRS 15 for the annual reporting period beginning on January 1, 2018. We are continuing to evaluate the impact on adoption.